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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                         ------------------------------

                               TRAVELNOW.COM INC.

                       (Name of Subject Company (Issuer))

                                  WONSUB, INC.
                        HOTEL RESERVATIONS NETWORK, INC.

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  89490A 10 7
                     (CUSIP Number of Class of Securities)

                               GREGORY S. PORTER
                        HOTEL RESERVATIONS NETWORK, INC.
                        8140 WALNUT HILL LANE, SUITE 800
                              DALLAS, TEXAS 75231
                            TELECOPY: (214) 369-7409
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                   COPIES TO:

               BRIAN M. LIDJI                                     JEFFREY A. CHAPMAN
          SAYLES, LIDJI & WERBNER,                               CHRISTINE A. HATHAWAY
         A PROFESSIONAL CORPORATION                             VINSON & ELKINS L.L.P.
        RENAISSANCE TOWER, SUITE 4400                          3700 TRAMMELL CROW CENTER
               1201 ELM STREET                                     2001 ROSS AVENUE
             DALLAS, TEXAS 75270                               DALLAS, TEXAS 75201-2975
          TELECOPY: (214) 939-8787                             TELECOPY: (214) 999-7797

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                           CALCULATION OF FILING FEE

           Transaction valuation(*)                        Amount of Filing Fee(**)
                 $43,438,151                                      $8,687.63

* Estimated for purposes of calculating the filing fee only. The amount has been calculated by multiplying $4.16, the offer price per share, by 10,441,863 shares (the difference between the 11,521,863 shares of TravelNow.com Inc.'s common stock outstanding on January 8, 2001 (assuming the exercise of all outstanding vested stock options) and the 1,080,000 shares of TravelNow.com Inc.'s common stock presently beneficially owned by Hotel Reservations Network, Inc.).

**  1/50th of 1/% of the transaction value.

/ /   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.                 Filing Party: Not applicable.
      Form or Registration No.: Not applicable.               Date Filed: Not applicable.

/ /   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      /X/ third-party tender offer subject to Rule 14d-1.
      / / issuer tender offer subject to Rule 13e-4.
      / / going-private transaction subject to Rule 13e-3.
      / / amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Wonsub, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hotel Reservations Network, Inc., a Delaware corporation ("HRN"). This Schedule TO relates to the offer by the Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TravelNow.com Inc., a Delaware corporation ("TravelNow"), at a purchase price of $4.16 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS.

    Not Applicable.

ITEM 12. EXHIBITS.

(a)(1)        Offer to Purchase, dated January 12, 2001.

(a)(2)        Form of Letter of Transmittal.

(a)(3)        Form of Notice of Guaranteed Delivery.

(a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

(a)(5)        Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.

(a)(6)        Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(7) Text of joint press release issued by HRN and TravelNow, dated January 4, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by the Purchaser and HRN with the Securities and Exchange Commission on January 4, 2001).

(a)(8) Text of analyst conference call held by HRN on January 4, 2001 (incorporated by reference from the Tender Offer
              Statement on Schedule TO filed by the Purchaser and HRN with the Securities and Exchange Commission on January 8, 2001).

(a)(9)        Form of summary advertisement, dated January 12, 2001.

(d)(1) Agreement and Plan of Merger, dated as of January 3, 2001, by and among HRN, the Purchaser and TravelNow (incorporated by reference to Exhibit 6 to Schedule 13D filed by HRN and the Purchaser with the Securities and Exchange Commission on January 4, 2001).

(d)(2) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jeffrey A. Wasson.

(d)(3) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jerry Rutherford.

(d)(4) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Ross Summers.

(d)(5) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Marvin McDaniel.

(d)(6) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Donna McDaniel.

(d)(7) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jamie Coppedge.

(d)(8) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Christopher Lynch.

(d)(9) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and William Perkin.

(d)(10) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and H. Whit Ehrler.

(d)(11) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Christopher Kuhn.

(d)(12)       Conditional Amendment to Employment Agreement, dated as of
              January 3, 2001, by and among TravelNow, HRN and Jeffrey A.
              Wasson.

(d)(13)       Conditional Amendment to Employment Agreement, dated as of
              January 3, 2001, by and among TravelNow, HRN and Whit
              Ehrler.

(d)(14)       Conditional Amendment to Employment Agreement, dated as of
              January 3, 2001, by and among TravelNow, HRN and Michael
              Bauer.

(d)(15)       Conditional Amendment to Employment Agreement, dated as of
              January 3, 2001, by and among TravelNow, HRN and J.
              Christopher Kuhn.

(d)(16) Confidentiality Agreement, dated December 20, 2000, by and between HRN and TravelNow (incorporated by reference to Exhibit 4 to Schedule 13D filed by HRN and the Purchaser with the Securities and Exchange Commission on January 4,
              2001).

(d)(17)+      Affiliate Agreement, dated May 31, 2000, between HRN and
              TravelNow.

------------------------

+ Confidential portion of this exhibit has been omitted and filed separately with the Securities and Exchange Commission.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOTEL RESERVATIONS NETWORK, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  General Counsel and Secretary

                                                       WONSUB, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  General Counsel and Secretary

Dated: January 12, 2001

                                 EXHIBIT INDEX

(a)(1)             Offer to Purchase, dated January 12, 2001.

(a)(2)             Form of Letter of Transmittal.

(a)(3)             Form of Notice of Guaranteed Delivery.

(a)(4)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.

(a)(5)             Form of Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.

(a)(6)             Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(7) Text of joint press release issued by HRN and TravelNow, dated January 4, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by the Purchaser and HRN with the Securities and Exchange Commission on January 4, 2001).

(a)(8) Text of analyst conference call held by HRN on January 4, 2001 (incorporated by reference from the Tender Offer
                   Statement on Schedule TO filed by the Purchaser and HRN with the Securities and Exchange Commission on January 8, 2001).

(a)(9)             Form of summary advertisement, dated January 12, 2001.

(d)(1) Agreement and Plan of Merger, dated as of January 3, 2001, by and among HRN, the Purchaser and TravelNow (incorporated by reference to Exhibit 6 to Schedule 13D filed by HRN and the Purchaser with the Securities and Exchange Commission on January 4, 2001).

(d)(2) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jeffrey A. Wasson.

(d)(3) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jerry Rutherford.

(d)(4) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Ross Summers.

(d)(5) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Marvin McDaniel.

(d)(6) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Donna McDaniel.

(d)(7) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Jamie Coppedge.

(d)(8) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Christopher Lynch.

(d)(9) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and William Perkin.

(d)(10) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and H. Whit Ehrler.

(d)(11) Stockholder Agreement, dated as of January 3, 2001 by and among HRN, the Purchaser and Christopher Kuhn.

(d)(12)            Conditional Amendment to Employment Agreement, dated as of
                   January 3, 2001, by and among TravelNow, HRN and Jeffrey A.
                   Wasson.

(d)(13)            Conditional Amendment to Employment Agreement, dated as of
                   January 3, 2001, by and among TravelNow, HRN and Whit
                   Ehrler.

(d)(14)            Conditional Amendment to Employment Agreement, dated as of
                   January 3, 2001, by and among TravelNow, HRN and Michael
                   Bauer.

(d)(15)            Conditional Amendment to Employment Agreement, dated as of
                   January 3, 2001, by and among TravelNow, HRN and J.
                   Christopher Kuhn.

(d)(16) Confidentiality Agreement, dated December 20, 2000, by and between HRN and TravelNow (incorporated by reference to Exhibit 4 to Schedule 13D filed by HRN and the Purchaser with the Securities and Exchange Commission on January 4,
                   2001).

(d)(17)+           Affiliate Agreement, dated May 31, 2000, between HRN and
                   TravelNow.

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+ Confidential portion of this exhibit has been omitted and filed separately with the Securities and Exchange Commission.